EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2016	2015	2016	2015
Fixed Charges:
Interest expense	$81	$89	$169	$179
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	42	68	90	136
Total Fixed Charges	$123	$157	$259	$315
Earnings Available for Fixed Charges:
Pre-tax income	$145	$74	$129	$275
Add: Distributed equity income of affiliated companies	31	26	31	29
Add: Fixed charges	123	157	259	315
Less: Capitalized interest	—	—	—	—
Less: Net income-noncontrolling interests	(3)	(5)	(5)	(10)
Total Earnings Available for Fixed Charges	$296	$252	$414	$609
Ratio of Earnings to Fixed Charges	2.41	1.61	1.60	1.93

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$81	$89	$169	$179
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	42	68	90	136
Total Fixed Charges before preferred stock dividends pre-tax income requirements	123	157	259	315
Preferred stock dividends pre-tax income requirements	9	9	19	19
Total Combined Fixed Charges and Preferred Stock Dividends	$132	$166	$278	$334
Earnings Available for Fixed Charges:
Pre-tax income	$145	$74	$129	$275
Add: Distributed equity income of affiliated companies	31	26	31	29
Add: Fixed charges before preferred stock dividends	123	157	259	315
Less: Capitalized interest	—	—	—	—
Less: Net income-noncontrolling interests	(3)	(5)	(5)	(10)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$296	$252	$414	$609
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.24	1.52	1.49	1.82